                                                                    Exhibit 12.1


                        U.S. RESTAURANT PROPERTIES, INC.
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)


                                                                 YEARS ENDED DECEMBER 31,
                                             -------------------------------------------------------------
                                              1994          1995         1996         1997          1998
                                             --------     --------     --------     --------      --------
Net income (loss)                            $  4,933     $  5,223     $  7,473     $ (9,393)     $  5,917

Fixed Charges:
     Interest Expense                              90          262        2,558        9,599        16,011
     Capitalized Interest                        --           --           --           --             493
     Amortization of Debt Issue Costs            --              1          162          385           666
     Preferred Stock Dividend Requirements       --           --           --            868         7,102
     Rent Exp. Portion Representing Interest     --              1            5           27            12
                                             --------     --------     --------     --------      --------
         Total Fixed Charges                       90          264        2,725       10,879        24,284

Less Preferred Stock Dividend Requirements       --           --           --            868         7,102

                                             ========     ========     ========     ========      ========
Earnings                                     $  5,023     $  5,487     $ 10,198     $    618      $ 23,099
                                             ========     ========     ========     ========      ========

         Ratio of Earnings to Fixed Charges     55.81x       20.78x        3.74x         .06x(1)      1.34x(2)
         Ratio of Earnings to Combined
           Fixed Charges and preferred
           stock dividends                      55.81x       20.78x        3.74x         .06x(1)       .95x(2)


(1) During 1997, the Company recorded a non-cash, unusual charge of $19,220 related to the termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock would have been 1.98x and 1.82x, respectively for 1997.

(2) During 1998, the Company recorded a non-cash, unusual charge of $12,047 related to 495,509 OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock would have been 2.05x and 1.45x, respectively for 1998.